UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2024

Noble Corporation plc
(Exact name of registrant as specified in its charter)

England and Wales	001-41520	98-1644664
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

13135 Dairy Ashford, Suite 800, Sugar Land, Texas	77478
(Address of Principal Executive Offices)	(Zip Code)

(281) 276-6100
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
A Ordinary Shares, par value $0.00001 per share	NE	New York Stock Exchange
Tranche 1 Warrants of Noble Corporation plc	NE WS	New York Stock Exchange
Tranche 2 Warrants of Noble Corporation plc	NE WSA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 9, 2024, Noble Corporation plc (“Noble” or “Parent”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diamond Offshore Drilling, Inc. (“Diamond” or the “Company”), Dolphin Merger Sub 1, Inc., an indirect, wholly owned subsidiary of Noble (“Merger Sub 1”) and Dolphin Merger Sub 2, Inc., an indirect, wholly owned subsidiary of Noble (“Merger Sub 2”). The Merger Agreement provides that, among other things and subject to the terms and conditions therein, Merger Sub 1 will be merged with and into Diamond (the “First Merger”), with Diamond surviving and becoming an indirect wholly owned subsidiary of Noble, and immediately thereafter, Diamond, as the surviving entity in the First Merger, will merge with and into Merger Sub 2 (together with the First Merger, the “Mergers”), with Merger Sub 2 surviving and continuing as an indirect wholly owned subsidiary of Noble.

At the effective time of the First Merger (the “Effective Time”), each share of common stock, par value $0.0001 per share, of Diamond (“Diamond Shares”) issued and outstanding immediately prior to the First Merger Effective Time (other than any Diamond Shares (x) owned by Diamond, Merger Sub 1, Merger Sub 2 or Noble or (y) for which holders have demanded their rights to be paid the fair value of such Diamond Share in accordance with Section 262 of the Delaware General Corporation Law), will be converted into the right to receive the following (collectively, the “Merger Consideration”): (i) $5.65 in cash, without interest, payable to the holder of each Diamond Share (the “Per Share Cash Consideration”); (ii) 0.2316 (the “Exchange Ratio”) of validly issued, fully paid and non-assessable ordinary shares, $0.00001 nominal value per share, of Noble (“Noble Shares”); and (iii) any cash in lieu of fractional Noble Shares to be paid pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, at the Effective Time, each then outstanding performance-vesting restricted stock unit (a “PSU”) or time-vesting restricted stock unit (an “RSU”) covering Diamond Shares (each, a “Diamond PSU” and a “Diamond RSU”, respectively) will cease to represent a right to acquire Diamond Shares (or value equivalent to Diamond Shares) and will be converted, at the Effective Time, into the right to acquire a number of Noble Shares equal to the product of (i) the number of Diamond Shares subject to such Diamond PSU or Diamond RSU, as applicable, immediately prior to the Effective Time and (ii) the sum of (a) the Exchange Ratio plus (b) the quotient of (1) the Per Share Cash Consideration, divided by (2) the closing price on the New York Stock Exchange (“NYSE”) for a Noble Share on the last trading day immediately preceding the Effective Time (together, the “Equity Award Consideration”). Under this formula, Diamond PSUs will be converted into RSUs covering Noble Shares (“Noble RSUs”) based on the greater of (x) actual Diamond performance level achieved and (y) target Diamond performance level, in each case as determined under the performance criteria applicable to such Diamond PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond PSUs, subject to certain adjustments for Diamond PSUs granted after the date of the Merger Agreement.

The completion of the Mergers is subject to satisfaction or waiver of certain customary mutual closing conditions, including (i) the receipt of the required approval from Diamond stockholders, (ii) the receipt of any antitrust approvals required to consummate the Mergers, (iii) the absence of any order or law prohibiting consummation of the Mergers, (iv) since the date of the Merger Agreement, the absence of any Company Material Adverse Effect or Parent Material Adverse Effect (each, as defined in the Merger Agreement), (v) the effectiveness of the Registration Statement on Form S-4 to be filed by Noble pursuant to which the Diamond Shares to be issued in connection with the First Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and (vi) the authorization for listing on the NYSE of the Noble Shares to be issued in connection with the First Merger. The obligation of each party to consummate the Mergers is also conditioned upon the other party having performed in all material respects its obligations under the Merger Agreement and the other party’s representations and warranties in the Merger Agreement being true and correct (subject to certain materiality qualifiers).

The Merger Agreement contains customary representations and warranties of Noble, Merger Sub 1, Merger Sub 2 and Diamond relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Noble, Merger Sub 1, Merger Sub 2 and Diamond, including covenants of Noble, Merger Sub 1, Merger Sub 2 and Diamond relating to using commercially reasonable efforts to conduct their respective businesses in the ordinary course consistent with past practice and to preserve intact their respective business organizations and material relationships with third parties. Noble and Diamond also agreed to use their respective reasonable best efforts to cause the Mergers to be consummated and to obtain applicable antitrust approvals, subject to certain exceptions. Diamond has agreed to call a special meeting of its stockholders to adopt the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, Diamond is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, provide non-public information to third parties and engage in negotiations with third parties regarding alternative acquisition proposals, subject to certain exceptions.

The Merger Agreement contains termination rights for each of Noble and Diamond, including, among others, (i) if the consummation of the Mergers does not occur on or before June 9, 2025 (the “End Date”); except that the End Date will automatically be successively extended to December 9, 2025 and June 9, 2026 if all required applicable regulatory approvals have not been obtained by what would otherwise be the End Date but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived or due to an agreement with a government entity; and (ii) subject to certain conditions, if Diamond desires to terminate the Merger Agreement to enter into a definitive agreement with respect to a Company Superior Proposal (as such term is defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including the termination by Noble in the event of a change of recommendation by the board of directors of Diamond or by Diamond in order to enter into a definitive agreement with respect to a Company Superior Proposal, Diamond would be required to pay Noble a termination fee of $60,000,000. If the Merger Agreement is terminated by Noble or Diamond after the Diamond stockholder meeting has concluded and the Diamond stockholder approval has not been obtained, Diamond would be required to pay Noble a no vote termination fee of $16,500,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein. The parties expect to file the registration statement on Form S-4 containing Noble’s preliminary prospectus and Diamond’s preliminary proxy statement as promptly as practicable.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Noble, Merger Sub 1, Merger Sub 2 or Diamond. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Diamond’s or Noble’s public disclosures.

Item 8.01	Other Events.

On June 10, 2024, Noble and Diamond issued a joint press release announcing the execution the Merger Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On June 10, 2024 Noble and Diamond will hold a joint investor conference call to discuss the Mergers. A copy of the presentation materials is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of June 9, by and among Noble Corporation plc, Diamond Offshore Drilling, Inc., Dolphin Merger Sub 1, Inc. and Dolphin Merger Sub 2, Inc.
99.1	Joint Press Release issued by Noble Corporation plc and Diamond Offshore Drilling, Inc. dated June 10, 2024
99.2	Investor Presentation, dated June 10, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of U.S. federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “continue,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “possible,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending transaction between Noble and Diamond (the “Transaction”), including the expected time period to consummate the Transaction, and the anticipated benefits (including synergies and free cash flow accretion) of the Transaction, and planned dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Noble and Diamond, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Noble and Diamond; uncertainties as to whether the Transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits; Noble’s ability to integrate Diamond’s operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the Transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the Transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the Transaction that could be instituted against Noble or Diamond or their respective directors; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the pendency or completion of Transaction on the parties’ business relationships and business generally; risks that the Transaction disrupts current plans and operations of Noble or Diamond, as well as the risk of disruption of Noble’s or Diamond’s management and business disruption during the pendency of, or following, the Transaction; changes in commodity prices; negative effects of the announcement of the Transaction, and the pendency or completion of the Transaction on the market price of Noble’s or Diamond’s common stock and/or operating results; rating agency actions and Noble’s and Diamond’s ability to access debt markets on a timely and affordable basis; decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production, price competition and cyclicality in the offshore drilling industry, offshore rig supply, dayrates and demand for rigs, contract duration, renewal, terminations and repricing, national oil companies and governmental clients, contract backlog, customer and geographic concentration, operational hazards and risks, labor force unionization, labor interruptions and labor regulations, major natural disasters, catastrophic event, acts of war, terrorism or social unrest, pandemic, or other similar event, joint ventures as well as investments in associates, international operations and related mobilization and demobilization of rigs, operational interruptions, delays, upgrades, refurbishment and repair of rigs and any related delays and cost overruns or reduced payment of dayrates, impacts of inflation, renewal of insurance, protection of sensitive information, operational technology systems and critical data, the ability to attract and retain skilled personnel or the increased cost in doing so, supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases, future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions, hurricanes and windstorm damage, responding to energy rebalancing, non-performance of suppliers or third-party subcontractors, increasing attention to environmental, social and governance matters, including climate change; the effects of industry, market, economic, political or regulatory conditions outside of Noble’s or Diamond’s control; and the risks described in Part I, Item 1A “Risk Factors” of (i) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) Diamond’s Annual Report on Form 10-K for the year ended December 31, 2023, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Noble nor Diamond assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof. With respect to our capital allocation policy, distributions to shareholders in the form of either dividends or share buybacks are subject to the Board of Directors’ assessment of factors such as business development, growth strategy, current leverage and financing needs. There can be no assurance that a dividend will be declared or continued.

No Offer or Solicitation

This communication relates to the Transaction between Noble and Diamond. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Transaction, Noble expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Diamond and a prospectus of Noble (the “Proxy Statement/Prospectus”). The Transaction will be submitted to Diamond’s stockholders for their consideration. Noble and Diamond may also file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be sent to the stockholders of Diamond. This document is not a substitute for the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Noble and Diamond may file with the SEC or send to shareholders of Noble and stockholders of Diamond in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF Noble AND Diamond ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Noble AND Diamond, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Noble and Diamond through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Noble will be made available free of charge on Noble’s website at https://www.investors.noblecorp.com, under the “Investors” tab, or by directing a request to Investor Relations, Noble Corporation plc, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas, 77478 , Tel. No. (713) 239-6507. Copies of documents filed with the SEC by Diamond will be made available free of charge on Diamond’s website at https://investor.diamondoffshore.com under the “Investor Relations” tab or by directing a request to Investor Relations, Diamond Drilling, Inc., 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Tel. No. (281) 647-4035.

Participants in the Solicitation

Noble, Diamond, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information about the directors and executive officers of Noble is set forth in (i) Noble’s proxy statement for its 2024 annual meeting, including under the headings “Resolutions 1, 2 ,3, 4 ,5 ,6, 7 & 8” and “Compensation Discussion and Analysis,” which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/Archives/edgar/data/1895262/000119312524091850/d807356ddef14a.htm, (ii) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 23, 2024 and is available at https://www.sec.gov/Archives/edgar/data/1895262/000162828024006622/ne-20231231.htm, (iii) Noble’s Current Report on Form 8-K filed with the SEC on March 15, 2024 and available at: https://www.sec.gov/Archives/edgar/data/949039/000119312524068298/d810669d8k.htm and (iv) subsequent statements of changes in beneficial ownership on file with the SEC.

Information about the directors and executive officers of Diamond is set forth in Diamond’s proxy statement for its 2024 annual meeting, including under the headings “Election of Directors (Proposal No. 1),” “Compensation Discussion and Analysis,” “Executive Compensation,” and “Stock Ownership of Management and Directors,” which was filed with the SEC on March 28, 2024 and is available at https://www.sec.gov/Archives/edgar/data/949039/000119312524080696/d882683ddef14a.htm, (ii) Diamond’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 28, 2024 and is available at https://www.sec.gov/Archives/edgar/data/949039/000095017024022282/do-20231231.htm and (iii) subsequent statements of changes in beneficial ownership on file with the SEC.

Additional or updated information regarding the potential participants and their direct or indirect interests (by security holdings or otherwise) will be included in Noble’s Registration Statement, which will contain the Proxy Statement, and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 10, 2024	NOBLE CORPORATION PLC

	By:	/s/ Jennie Howard
	Name:	Jennie Howard
	Title:	Senior Vice President, General Counsel and Corporate Secretary